Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

May 13, 2024

General

This management’s discussion and analysis ("MD&A") of the financial condition and results of operations of Gold Royalty Corp. should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended March 31, 2024, its Annual Report on Form 20-F (the "Annual Report") for the year ended December 31, 2023, including the consolidated financial statements and the notes thereto for the year ended December 31, 2023, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Unless otherwise stated, all information contained in this MD&A is as of May 13, 2024. Unless otherwise stated, references herein to “$” or “dollars” are to United States dollars and references to "C$" are to Canadian dollars. References in this MD&A to the “Company”, “Gold Royalty” and “GRC” mean Gold Royalty Corp., together with its subsidiaries unless the context otherwise requires.

The Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting.

Technical and Third-Party Information

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. For further information regarding the project updates regarding properties underlying the Company's interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein.

As a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained herein, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC") applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The scientific and technical information contained in this MD&A relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under NI 43-101.

Business Overview

Gold Royalty precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company diversified portfolio includes over 240 royalties across properties of various stages, including [6] royalties on producing projects.

The head office and principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. The Company’s common shares (the "GRC Shares") are listed on the NYSE American under the symbols “GROY”.

Business Strategy

Since inception, the Company's strategy has been to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out our long-term growth strategy, the Company seek and continually review opportunities to expand our portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets.

In acquiring newly created interests, the Company acts as a source of financing to mining companies for the development and exploration of projects. The Company's “royalty generator model” is focused on mineral properties held by us and our subsidiaries and additional properties we may acquire from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest.

The Company may, from time to time, conduct non-material exploration related activities to advance our royalty generator model.

Financial and Operating Highlights

The following table sets forth selected financial and operating information for the three months ended March 31, 2024 and 2023:

	For the three months ended March 31
	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)
Revenue	2,894	767
General, administrative and project evaluation costs	(2,875)	(3,424)
Net loss	(1,405)	(3,083)
Net loss per share, basic and diluted	(0.01)	(0.02)
Cash provided by (used in) operating activities	336	(2,061)
Non-IFRS and Other Measures
Total Revenue, Land Agreement Proceeds and Interest(1)	4,185	1,970
Cash Operating Expenses(1)	(2,260)	(2,523)
Adjusted Net Loss(1)	(930)	(1,318)
Adjusted Net Loss Per Share, basic and diluted(1)	(0.01)	(0.01)
Total Gold Equivalent Ounces ("GEOs")(1)	2,019	1,043

__________

(1) Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Highlights for the three months ended March 31, 2024

•
Record quarterly Revenue of $2.9 million and record Total Revenue, Land Agreement Proceeds and Interest of $4.2 million (2,019 GEOs), which was 112% higher than the same period of 2023. Record quarterly revenue was driven by the first full quarter of revenue from the recently acquired interests in the Borborema project, royalty payments under the recently acquired Cozamin royalty interest and increased revenue from Canadian Malartic and land agreement proceeds.
•
Achieved its first quarter of positive cash flows from operations of $0.3 million, which does not include an additional $1.1 million of land agreement proceeds credited against mineral properties.
•
Cost management initiatives resulted in a continued decrease in Cash Operating Expenses. Cash Operating Expenses decreased by 10% to $2.3 million from $2.5 million in the same period of 2023.
•
Continued advancement at key development stage assets, including first gold pour at the Côté Gold Mine, underground shaft and ramp development ahead of schedule at the Odyssey Mine, and construction at the Borborema project on track for production in early 2025.
•
Forged a strategic alliance with Taurus Mining Royalty Fund L.P. which expands the Company’s deal origination and identification in addition to improving its ability to compete for larger high-quality investments.

See "Selected Asset Updates" for further information. Total Revenue, Land Agreement Proceeds and Interest, Cash Operating Expenses, Adjusted Net Loss, Adjusted Net Loss Per Share, basic and diluted and Total GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures " for further information.

Recent Developments

Strategic Agreement with Taurus Mining Royalty Fund

In April 2024, Gold Royalty and Taurus Mining Royalty fund L.P. ("Taurus") entered into a three-year mutual cooperation agreement that provides both parties the ability to coinvest in precious metals royalties and streams sourced by the other party. The agreement provides a framework for cooperation and communication amongst the parties in the identification and evaluation of potential co-investment opportunities. The agreement grants each party the right but not the obligation to invest between 25% and 50% in select asset transactions with a value of $30 million or more. Future dispositions of interests acquired by a co-investment partner through the arrangement will be subject to rights of first offer to the other co-investment partner.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of the Company's royalties. Please refer to the Annual Report for additional information regarding our interests.

Canadian Malartic Property

The Company holds four royalties on portions of the Canadian Malartic Complex, including a 3.0% net smelter return ("NSR") royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, Internal Zones, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Complex. The Canadian Malartic Complex is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle").The Company also holds royalties on the wider Canadian Malartic Property, including 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million) and a 15% NPI royalty on the Radium Property.

On February 15, 2024, Agnico Eagle issued a news release disclosing that:

•
at Odyssey South, the planned mining rate of 3,500 tonnes per day was achieved ahead of schedule and was sustained through the end of 2023.
•
ramp development exceeded target depths by year-end allowing Agnico Eagle to evaluate the potential of accelerate initial production from East Gouldie to 2026 from 2027;
•
at surface, construction continued to progress as planned and the shaft sinking also ramped up;
•
at the Odyssey mine in 2023, exploration drilling totaled 131,565 metres, which exceeded the budget of 101,500 metres after the program was augmented mid-year by a supplemental budget for 25,000 metres of additional drilling;
•
the continued positive results from the Odyssey internal zones show the potential with further drilling to add mineral resources at shallow depth near existing underground mine infrastructure; and
•
Agnico Eagle expects to spend approximately $20.4 million for 137,000 metres of drilling at the Canadian Malartic complex in 2024. Expected exploration at the Odyssey mine in 2024 includes $12.9 million for 102,500 metres of drilling.

On April 25, 2024, Agnico Eagle announced its first quarter 2024 results, including an update that construction at the Odyssey mine at the Canadian Malartic complex is progressing well. In the first quarter of 2024, ramp development continued to exceed Agnico Eagle’s target, reaching the first production level of East Gouldie in February 2024 and a depth of 765 metres as at March 31, 2024. Shaft sinking improved during the quarter and is expected to provide hoisting capacity by mid-2025, six months earlier than previously planned and will provide added development and production flexibility. As at March 31, 2024 the shaft has reached a depth of approximately 452 meters and Agnico Eagle expects to complete excavation of the shaft in 2027.

Agnico Eagle further disclosed a summary of first quarter operating results at the Odyssey mine. At the Barnat pit, good equipment availability and productivity, together with mining areas with softer ultramafic ore, drove solid operational performance despite challenging weather conditions. At Odyssey South, the mining rate and production were slightly below plan at approximately 3,300 tpd and 17,700 ounces of gold, respectively. The waste generated from the pre-sinking of the shaft between levels 54 to 66 and the raise bore from levels 36 to 54 impacted the ore and waste haulage by ramp. The underground operations are expected to gain additional flexibility in the second quarter of 2024, with the start of a second mining front and the addition of four 65 tonnes haulage trucks. Stope reconciliation at Odyssey South remains positive, primarily from the contribution of the internal zones, which resulted in approximately 16% more gold ounces produced than anticipated.

For further information see Agnico Eagle’s news releases dated February 15, 2024 and April 25, 2024, available under its profile on www.sedarplus.ca.

Côté Gold Mine

The Company holds a 0.75% NSR royalty over the southern portion of the Côté Gold Mine in Ontario, Canada, which is owned and operated by IAMGOLD Corporation ("IAMGOLD").

On January 22, 2024, IAMGOLD issued a news release disclosing that, as of December 31, 2023, the construction at the project was estimated to be 98% complete with initial gold production expected by the end of March 2024 and commercial production expected to be achieved in the third quarter of 2024.

On March 31, 2024, IAMGOLD announced the first gold pour at the Côté Gold Mine. It stated that its next step is to focus on ramp-up towards commercial production in the third quarter of 2024, with the goal of achieving a 90% throughput rate at year end. IAMGOLD maintained its production guidance for the project for the year at 220,000 to 290,000 ounces of gold (100% basis), assuming the remaining milestones are achieved.

On May 9, 2024, IAMGOLD announced their first quarter results including an update at the Côté Gold Mine where IAMGOLD reiterated their production guidance for the year and estimate of achieving commercial production in the third quarter of 2024.

For further information see IAMGOLD’s news release dated January 22, 2024, March 31, 2024 and May 9, 2024, available under its profile on www.sedarplus.ca.

Borborema Project

The Company holds a 2.0% NSR royalty over the Borborema Gold Project in Rio Grande do Norte, Brazil, which is owned and operated by a subsidiary of Aura Minerals Inc. ("Aura"). The royalty decreases to a 0.5% NSR after 725,000 oz of gold production. Subject to a buyback right of the operator, whereby a 0.5% NSR may be repurchased for $2.5 million after the earlier of 2,250,000 oz of production or 2050.

On February 21, 2024, Aura issued a news release announcing that construction at the project is well underway with 17% completed to date, and production expected to start in early 2025.

On May 7, 2024, Aura announced its first quarter 2024 financial and operating results including an update on the Borborema project where it outlined construction was 25% complete.

For further information see Aura’s news releases dated February 21, 2024 and May 7, 2024, available under its profile on www.sedarplus.ca.

Ren Project

The Company holds a 1.5% NSR and a 3.5% net profits interest ("NPI") over the Ren Project, part of Barrick Gold Corporation’s ("Barrick") Carlin Complex, in Elko County, Nevada, USA.

On February 9, 2024, Barrick issued a news release outlining Nevada Gold Mines’ strong positioning for growth. Barrick outlined that Northern Nevada was still highly prospective for new world-class discoveries and expanded that brownfields exploration has delivered an exciting pipeline of near-mine growth opportunities across Carlin, which includes projects such as Ren.

In its management's discussion and analysis for the three months ended March 31, 2024, Barrick included an update on growth and exploration projects. At Carlin, underground conversion drilling commenced across all sites in the first quarter, with step-out growth drilling expected to commence early in the second quarter at a few key project areas.

For further information see Barrick’s news release dated February 9, 2024 and its management's discussion and analysis for the three months ended March 31, 2024, available under its profile on www.sedarplus.ca.

Granite Creek Mine Project

The Company holds a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA., owned and operated by i-80 Gold Corp. ("i-80"). The royalty is subject to a production hurdle of 120,000 oz of production.

In a news release dated January 9, 2024, i-80 disclosed that, in order to facilitate the development of the South Pacific Zone at the Granite Creek Project, an additional dewatering well was installed and commissioned in the fourth quarter of 2023. It further disclosed that the decline to access the South Pacific Zone is expected to be completed in the first half of 2024, providing additional headings for mining and expected increased mining rates. Initial test mining of the SPZ, that is expected to become the primary mine horizon at Granite Creek, is expected to be advanced in the first half of the year.

On February 7, 2024, i-80 announced the results from its 2023 surface drill program at the Granite Creek Mine project. It further disclosed that the South Pacific Zone is expected to become the primary horizon for mining once initial development has been extended to provide access.

On March 12, 2024 i-80 announced that it had 12,712 feet of development and 61,223 tons of material sold under an ore sale agreement with a third party from Granite Creek in 2024.

On May 1, 2024 i-80 announced the closing of a C115 million bought deal public offering which is expected to support i-80’s balance sheet as they continue the development of their hub-and-spoke complex in Nevada and the ramp up of mining rates at the Granite Creek Mine.

On May 7, 2024 i-80 provided an update on planned programs for Granite Creek in 2024. The work being conducted in 2024 is expected to include definition and expansion drilling, underground development and test mining of the South Pacific Zone, and a Feasibility Study.

For further information see Barrick’s news releases dated January 9, 2024, February 7, 2024, March 12, 2024, May 1, 2024 and May 7, 2024, available under its profile on www.sedarplus.ca.

Cozamin Mine

The Company holds a 1.0% NSR royalty on the southeastern portion of the Cozamin copper-silver mine, located in Zacatecas, Mexico, owned and operated by Capstone Copper Corp. ("Capstone").

On February 22, 2024, Capstone issued a news release stating that copper production of 6.6 thousand tonnes in the fourth quarter of 2023 was 14% higher than the same period of the prior year, with higher grades and consistent recoveries. In its Management's Discussion and Analysis for the year ended December 31, 2023, Capstone disclosed expected copper production of between 22,000 and 24,000 tonnes from the entire Cozamin Mine in 2024.

On May 2, 2024, Capstone announced its first quarter 2024 results which outlined that first quarter 2024 production was 15% higher than the first quarter 2023 due to higher grades consistent with the mine plan. Throughput and recoveries were consistent with the same period last year.

For further information see Capstone’s news releases dated February 22, 2024 and May 2, 2024, available under its profile on www.sedarplus.ca.

Fenelon Gold Project

The Company holds a 2.0% NSR royalty over the Fenelon Gold Project in Québec, Canada, which is owned and operated by Wallbridge Mining Company Ltd. ("Wallbridge").

On January 16, 2024, Wallbridge issued a news release, including a description of its fully-funded 2024 exploration program that prioritizes upgrading gold resources at both its Martiniere Gold and Fenelon Gold deposits. It stated that the drill program consists of 23,000 metres, of which 5,000 metres is intended to expand known mineralization and explore new targets at the Fenelon Gold deposit. Several technical studies are also planned in 2024 at the Fenelon Gold deposit with the goal of further enhancing the economics of the project.

On February 7, 2024, Wallbridge issued a news release announcing the final results from the 2023 drill program that added near-surface mineralization adjacent to the Fenelon mineral resource and expand the mineralized area to the north and east at its 100%-owned Fenelon

Gold project. It disclosed that the 2024 drill program had commenced with the objective to expand the limits of near-surface gold resources in the vicinity of the 2023 Preliminary Economic Assessment mine design, offering the potential to improve the project’s overall economics.

For further information see Wallbridge's news releases dated January 16, 2024 and February 7, 2024, available under its profile on www.sedarplus.ca.

Tonopah West Project

The Company holds a 3.0% NSR royalty over the Tonopah West project in Nevada, USA, owned and operated by Blackrock Silver Corp. ("Blackrock Silver").

On March 13, 2024, Blackrock Silver announced had fully exercised its option to acquire the Tonopah West Project from Gold Royalty. In connection with the exercise of the Option, Gold Royalty received $1 million in cash and retained a 3.0% NSR royalty over the entire project with associated advance minimum royalties of $0.05 million per year. All advance royalty payments will be credited towards future production royalty payments.

For further information see Blackrock Silver’s news release dated March 13, 2024, available under its profile on www.sedarplus.ca.

Jerritt Canyon Mine

The Company hold a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA, where operations were temporarily suspended by First Majestic Silver Corp. ("First Majestic") in 2023. The Company also holds an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On January 16, 2024, First Majestic disclosed its planned drill program at Jerritt Canyon for 2024. Exploration work will be focused on drilling open ends of inferred mineralization with large volume potential as well as testing projections of ore controlling structures below outcropping Upper Plate (cover rock).

On February 7, 2024, First Majestic announced encouraging exploration drilling results at Jerritt Canyon. Drilling was designed to expand the Javelin target identified in July 2023. Drilling of the Purple Haze exploration target also intersected new gold mineralization located up to 100 m away from existing developments of the SSX mine. Mineralization remains open in multiple directions.

On April 1, 2024, First Majestic announced its 2023 Mineral Reserve and Mineral Resource Estimates, including growth in mineral resources at Jerritt Canyon through a combination of expansionary drilling results, modelling of additional mineralized areas and a decreased cut-off grade.

For more information, refer to First Majestic’s news releases dated January 16, 2024, February 7, 2024 and April 1, 2024, available under its profile at www.sedarplus.ca.

Whistler Gold-Copper Project

The Company holds a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA., which is owned and operated by U.S. GoldMining Inc. ("U.S. GoldMining").

On January 16, 2024, U.S. GoldMining announced results from its 2023 Phase 1 Drilling Program at the Whistler Project. The drill program comprised infill drilling and step out drilling.

For more information, refer to U.S. GoldMining’s news release dated January 16, 2024, available under its profile at www.sedarplus.ca.

Royalty Generator Model Update

Our Royalty Generator Model continues to generate positive results with one new royalty added in the three months ended March 31, 2024. We have generated 40 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 31 properties subject to land agreements and 6 properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.002 million spent on maintaining the mineral interests in the first quarter of 2024.

Market Overview

The Company's royalties are predominantly gold-based. Additionally, payments under our gold-linked loan agreement with Aura are made in gold. Accordingly, the market price for gold will have an impact on our royalty revenues and results of operations. The following table sets forth the average gold price for the periods indicated.

	For the three months ended March 31
	2024	2023
	($)	($)
Gold ($/oz)(1)	2,072	1,889

__________

Note:

(1) Based on the London Bullion Market Association ("LBMA") PM fix.

The market price for gold is subject to volatile price movements over short periods of time and can be impacted by numerous macroeconomic factors, including but not limited to, the value of the United States dollar, transactions by central banks and financial institutions, interest rates, inflation or deflation, demand and geopolitical and other economic conditions.

During the three months ended March 31, 2024, the LBMA PM fix gold price ranged from $1,989 to $2,214 per ounce, averaging $2,072 per ounce for the period, a 10% increase from the same period of 2023. The price of gold has increased into the second quarter as a result of increase in global gold demand, achieving a record high of $2,413 per ounce on April 12, 2024. As at May 10, 2024, the gold price was $2,362 per ounce.

Discussion of Operations

Three months ended March 31, 2024, compared to three months ended March 31, 2023

Revenue for the first quarter of 2024 was $2.9 million, compared to $0.8 million in the comparative quarter in 2023. Revenue, which includes the remainder of land agreement proceeds after credit against mineral properties, was higher as a result of stronger production from the areas of the Canadian Malartic covered by the Company's royalty and the inclusion of a full quarter of pre-production payments under the Company's recently acquired Borborema royalty interest and royalty payments under the recently acquired Cozamin royalty interest.

The following provides a breakdown of our Total Revenue, Land Agreement Proceeds and Interest by assets for the years indicated:

	For the three months ended March 31
	2024	2023
(in thousands of dollars)	($)	($)
Canadian Malartic	632	18
Cozamin	252	—
Borden	179	63
Jerritt Canyon	—	120
Others	3,122	1,769
	4,185	1,970

See "Non-IFRS Measures".

"Others" in the table above consist of land agreement proceeds, advance mineral royalty payments received, and pre-production royalty payments and interest income received under the Borborema royalty and related gold-linked loan.

In the three months ended March 31, 2024, the Company received land agreement proceeds of $2.1 million of which $1.1 million were credited against mineral properties, which related to its royalty generator model, compared to $1.4 million of which $1.2 million were credited against mineral properties in the comparative period of 2023. During the quarter the Company received $1.0 million on the exercise by Blackrock Silver of its option to acquire the Tonopah West Project.

In the first quarter of 2024, the Company received $0.2 million in interest under the gold-linked loan, compared to $nil in the same period of 2023.

During the three months ended March 31, 2024, the Company recognized a depletion expense of $0.5 million, compared to $0.1 million in the comparative quarter in 2023. The increase was due to higher royalty revenue in the first quarter of 2024.

During the three months ended March 31, 2024, total general, administrative and project evaluation costs (other than depletion) were $2.9 million, compared to $3.4 million in the same period of 2023. In the first quarter of 2024, general and administrative expenses decreased primarily as a result of reduced professional fees and share-based compensation expenses.

Cash Operating Expenses decreased by 10% to $2.3 million during the three months ended March 31, 2024 from $2.5 million in the same period of 2023. See "Non-IFRS Measures".

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the three months ended March 31
	2024	2023
(in thousands of dollars)	($)	($)
Corporate administrative costs	1,158	1,020
Employee costs	733	658
Professional fees	369	845
Cash Operating Expenses	2,260	2,523

Corporate administrative costs of $1.2 million relating to investor communications and marketing, office and technology expenses, transfer agent and regulatory fees, insurance costs and mineral interest maintenance expenses in the first quarter, compared to $1.0 million in the same period of 2023. The increase in corporate and administrative costs resulted from higher investor communications activity, partially offset by lower costs in other areas.

Employee costs were $0.7 million in each of the three months ended March 31, 2024 and 2023. Employee costs primarily consist of salary and wages paid to employees and fees paid to directors.

During the three months ended March 31, 2024, the Company incurred professional fees of $0.4 million, compared to $0.8 million in the same period of 2023. Professional fees primarily consist of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters. The decrease in professional fees was primarily the result of management cost initiatives and the incurrence of fees in 2023 relating to matters such as the change in the Company's year end and other initiatives.

In the three months ended March 31, 2024, the Company recognized share-based compensation expense of $0.6 million, compared to $0.9 million in the comparative in 2023. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted to management, directors, employees and consultants.

The Company incurred finance costs of $1.8 million in the first quarter of 2024, compared to $0.3 million in the same period of 2023. The increase is primarily attributed to interest payable on the Company's convertible debentures issued in the last quarter of 2023. In addition, the Company recognized a gain on loan modification of $0.3 million in the three months ended March 31, 2024 relating to the amendment of the Credit Facility, compared to a loss of $0.2 million in the same period in 2023.

The Company recognized a change in fair value on derivative liabilities of $nil and $0.2 million, in the three months ended March 31, 2024 and 2023, respectively, relating to purchases of call options on certain short-term investments in 2023.

In the first quarter of 2024, the Company recognized a fair value gain on its gold-linked loan to a subsidiary of Aura of $0.6 million, compared to $nil in the same period of 2023. The loan is measured at fair value with a risk-free interest rate, calibrated credit spread, estimated long-term gold price and expected volatility of gold.

The Company recognized a fair value gain on short-term investments of $0.1 million in the first quarter of 2024, compared to $0.06 million in the comparative in 2023. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

In the first quarter of 2024, the Company recognized a fair value gain on embedded derivatives arising from the accounting of its convertible debentures of $0.2 million, compared to $nil in the same period of 2023. The embedded derivative is measured at fair value with reference to the Company's stock price, credit spread and expected interest rate volatility.

The Company recognized a foreign exchange gain of $0.1 million as a result of the strengthening of the United States dollar against the Canadian dollar, compared to a foreign exchange loss of $0.05 million in the same period of 2023.

The Company incurred a current tax expense of $0.8 million in the first quarter of 2024, compared to $nil in the same period of 2023. In the three months ended March 31, 2023, the Company recognized a deferred tax recovery of $0.4 million, compared to $0.1 million in the same period of 2023.

The Company had a net loss of $1.4 million, or $0.01 per share on a basic and diluted basis, during the three months ended March 31, 2024, compared to a net loss of $3.1 million, or $0.02 per share on a basic and diluted basis, for the same period of 2023. The improvement was primarily the result of increased revenues from royalties, along with a reduction in operating expenses as a result of management's ongoing cost initiatives.

Liquidity and Capital Resources

	As at March 31, 2024	As at December 31, 2023
(in thousands of dollars)	($)	($)
Cash and cash equivalents	1,809	1,443
Short-term investments	443	342
Working capital (current assets less current liabilities)	1,997	1,695
Total assets	691,100	690,994
Total current liabilities	4,904	3,851
Total non-current liabilities	165,844	166,193
Shareholders’ equity	520,352	520,950

As at March 31, 2024, the Company had cash and cash equivalents of $1.8 million and cash, cash equivalents and short-term investments (consisting of marketable securities) of $2.3 million, compared to cash and cash equivalents of $1.4 million and cash, cash equivalents and short-term investments (consisting of marketable securities) of $1.8 million as at December 31, 2023. The increase in cash was primarily the result of increased revenues, partially offset by increased finance costs.

The Company had working capital (current assets less current liabilities) of $2.0 million as at March 31, 2024, compared to $1.7 million as at December 31, 2023.

The Company's principal sources of financing to date have been the prior issuance of common shares, the Credit Facility, the issuance of convertible debentures and revenue generated by its royalty and other interests. Based on its existing cash and cash equivalents, short-term investments, expected revenues from royalties and other interests and availability under its Credit Facility, the Company believes that it currently has sufficient liquidity to meet its obligations and to finance its planned activities over the next twelve months.

Over the long term, the Company expects to meet its obligations and finance its growth plans, including future acquisitions, through revenue generated from its existing royalty and other interests and equity and/or debt financings. Capital markets may not be receptive to offerings of equity or debt financing, whether by way of private placements or public offerings. The Company's growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all. See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Cash Flows

Operating Activities

Operating activities provided cash of $0.3 million in the first quarter of 2024, compared to using cash of $2.1 million in the same period of 2023. An increase in accounts receivable used cash of $0.7 million in the first quarter of 2024, compared to a decrease providing cash of $0.1 million in the same period of 2023. A decrease in prepaids and other receivables provided cash of $0.1 million in the first quarter of 2024, compared to an increase using cash of $0.9 million in the same period of 2023. An increase in accounts payable and accrued liabilities provided cash of $1.1 million in the first quarter of 2024, compared to $0.5 million in the same period of each of the three months ended March 31, 2024 and 2023.

Investing Activities

Investing activities provided cash of $1.0 million in the first quarter of 2024, compared to $2.1 million in the same period of 2023. In each of the three months ended March 31, 2024 and 2023, land agreement proceeds credited against mineral properties under the Company's royalty generator model provided cash of $1.1 million. In the first quarter of 2023, investing activities included cash provided by sales of marketable securities of $1.0 million.

Financing Activities

During the three months ended March 31, 2024, financing activities utilized cash of $1.0 million, compared to providing cash of $0.9 million in the same period of 2023. In the first quarter of 2024, interest payments used cash of $0.9 million, compared to $0.1 million in the same period of 2023. The increase was as a result of increased indebtedness in the current period as a result of the issuance of convertible debentures in December 2023. Transaction costs relating to the amendment of the Credit Facility used cash of $0.1 million, compared to net proceeds from the Credit Facility of $0.03 million in the same period of 2023.

Contractual Obligations

As at March 31, 2024, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in thousands of dollars)	($)	($)	($)	($)	($)
Lease obligation	371	95	256	20	—
Revolving credit facility - principal	10,287	—	10,287	—	—
Revolving credit facility - interest	3,437	1,111	2,326	—	—
Total	14,095	1,206	12,869	20	—

Non-IFRS Measures

The Company has included in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) total GEOs; (iii) Total Revenue, Land Agreement Proceeds and Interest; and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding back land agreement proceeds credited against mineral properties, loan interest earned on the gold-linked loan, convertible debentures-accretion, transaction related and non-recurring general administrative expenses* and share of loss and deducting the following from net loss: dilution income in associate, changes in fair value of derivative liabilities, embedded derivatives, short-term investments and gold-linked loan, gain on loan modification, foreign exchange gain (loss) and other income (expense). Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net Loss, Per Share, basic and diluted for the periods indicated:

	For the three months ended March 31
	2024	2023
(in thousands of dollars, except per share amounts)	($)	($)
Net loss	(1,405)	(3,083)
Land agreement proceeds credited against mineral properties	1,050	1,203
Loan interest	241	—
Convertible debentures - accretion	395	—
Transaction related and non-recurring expenses	95	459
Share of loss in associate	52	128
Dilution gain in associate	(9)	—
Change in fair value of derivative liabilities	—	(230)
Change in fair value of gold-linked loan	(639)	—
Change in fair value of short-term investments	(101)	(58)
Change in fair value of embedded derivatives	(191)	—
Foreign exchange (gain) loss	(87)	48
Loan modification (gain) loss	(310)	249
Other income	(21)	(34)
Adjusted Net Loss	(930)	(1,318)
Weighted average number of common shares	145,778,698	144,289,573
Adjusted Net Loss per Share, basic and diluted	(0.01)	(0.01)

* Transaction related, and non-recurring general administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the quarter ended March 31, 2024, transaction related and non-recurring professional fees related to select project evaluation costs and post- closing activities relating the issuance of the Company's outstanding convertible debentures.

Total GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended March 31, 2023	1,889	1,970	1,043
For three months ended March 31, 2024	2,072	4,185	2,019

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and interest received under the gold-linked loan. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended March 31, 2024 and 2023, respectively:

	For the three months ended March 31
	2024	2023
(in thousands of dollars)	($)	($)
Royalty	1,062	234
Advance minimum royalty and pre-production royalty	830	331
Land agreement proceeds	2,052	1,405
Loan interest	241	—
Total Revenue, Land Agreement Proceeds and Interest	4,185	1,970
Land agreement proceeds credited against mineral properties	(1,050)	(1,203)
Loan interest	(241)	—
Revenue	2,894	767

Cash Operating Expenses

Cash Operating Expenses are determined by deducting depreciation and share-based compensation from general, administrative and project evaluation costs. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The following is a reconciliation of Cash Operating Expenses to general, administrative and project evaluation costs.

	For the three months ended March 31
	2024	2023
(in thousands of dollars)	($)	($)
General and administrative costs	(2,856)	(3,251)
Project evaluation costs	(19)	(173)
General, administrative and project evaluation costs	(2,875)	(3,424)
Depreciation	20	21
Share-based compensation	595	880
Cash Operating Expenses	(2,260)	(2,523)

Summary of Quarterly Results

The following table sets forth selected financial results of the Company for each of the quarterly periods indicated.

	Revenue	Net loss	Net loss per share, basic and diluted
(in thousands of dollars, except per share amounts)	($)	($)	($)
June 30, 2022	1,907	(3,438)	(0.03)
September 30, 2022	866	(4,677)	(0.03)
December 31, 2022	582	(2,204)	(0.02)
March 31, 2023	767	(3,083)	(0.02)
June 30, 2023	468	(2,496)	(0.02)
September 30, 2023	797	(1,817)	(0.01)
December 31, 2023	1,016	(19,360)	(0.13)
March 31, 2024	2,894	(1,405)	(0.01)

Quarterly fluctuations in net loss are primarily driven by changes in revenue from royalties and other interests, changes in operating expenses, fair value adjustments in short-term investments and derivatives and changes corporate activities during the respective periods.

Off-Balance Sheet Arrangements

As at March 31, 2024, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

During the three months ended March 31, 2024, the Company incurred finance costs of $1.1 million to Queen’s Road Capital Investment Ltd. ("QRC") in accordance with the terms of the Debentures. The Company's lead director is also the chairman and chief executive officer of QRC. Related party transactions are based on the amounts agreed to by the parties. During the three months ended March 31, 2024, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three months ended March 31, 2024 and 2023 are as follows:

	For the three months ended
	March 31
	2024	2023
(in thousands of dollars)	($)	($)
Management salaries	317	326
Directors’ fees	58	122
Share-based compensation	429	679
	804	1,127

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future.
•
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.
•
When impairment indication of royalty and other mineral interests exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal ("FVLCD") and value in use. The assessment of the FVLCD of royalty and other mineral interests requires the use of estimates and assumptions for long-term commodity prices, production start dates, discount rates, mineral reserve/resource conversion, purchase multiples and the associated production implications. In addition, the Company may use other approaches in determining FVLCD which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the recoverable amounts of the royalty and other mineral interests could impact the impairment (or reversal of impairment) analysis.
•
The Company's gold-linked loan is carried at fair value at each period end. In order to calculate the fair value at year end, the Company uses a discounted cash flow model and is required to make estimates and assumptions on risk-free interest rate, calibrated credit spread, long-term gold price and volatility of gold. Changes to these assumptions may impact the fair value of the asset at period end.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of its other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US and Mexico affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at March 31, 2024 was $2.0 million compared to $1.7 million as at December 31, 2023. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company considers the amount available under the Amended Facility, anticipated cash flows from operating activities and our holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

Currency Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price Risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at March 31, 2024, a 10% change in the market price of these investments would have an impact of approximately $0.03 million on net loss.

Interest rate Risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for three months ended March 31, 2024. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the three months ended March 31, 2024.

Outstanding Share Data

As at the date hereof, the Company has 145,904,718 GRC Shares, 1,908,783 restricted share units and 7,766,211 share options outstanding. In addition, there were warrants to purchase 2,430,000 common shares that were issued to holders of warrants of Ely Gold Royalties Inc. (the "Ely Warrants") as at the date hereof. Such warrants represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants are exercisable into a total of 595,350 GRC Shares as of the date hereof.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
the Company’s plans and objectives, including its acquisition and growth strategy;
•
the Company’s future financial and operational performance, including expectations regarding projected results of operations, including forecasted Total Revenues and Option Proceeds;
•
royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
•
expectations regarding the royalty and other interests of the Company;
•
the plans and expectations of the operators of properties where the Company owns royalty interests;
•
estimates of mineral reserves and mineral resources on the projects in which the Company has royalty interests;
•
estimates regarding future revenue, expenses and needs for additional financing; and
•
adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
•
any additional financing required by the Company will be available on reasonable terms; and
•
operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

•
the Company owns passive interests in mining properties, and it is difficult or impossible for it to ensure properties are developed or operated in its best interest;
•
dependence on third-party operators;
•
a substantial majority of the Company's royalty and other interests are on non-producing properties, which may never achieve production;
•
volatility in gold and other commodity prices;
•
the Company has limited or no access to data or the operations underlying its existing interests;
•
a significant portion of the Company's revenues is derived from a small number of operating properties;
•
the value and potential revenue from our royalty and other interests are subject to many of the risks faced by owners and operators of the properties underlying our interests;
•
the Company's business, financial condition and results of operations could be adversely affected by market and economic conditions;
•
the Company may enter into acquisitions and other material transactions at any time;
•
current and future indebtedness could adversely affect the Company's financial condition and impair its ability to operate its business;
•
the Company may require additional financing in the future to fund its growth strategy and maintain our operations;
•
the Company's future growth is, to an extent, dependent on its acquisition strategy;
•
as a holder of royalties and other interests, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
•
certain of the Company's royalty interests are subject to buy-back or other rights of third-parties;

•
mine development and operation is capital intensive and any inability of the operators of the properties underlying the Company's existing or future interests to meet their liquidity needs may adversely affect the value of, and revenue from, such interests;
•
risks relating to mineral resource and reserve estimates;
•
regulations and political or economic developments in any of the jurisdictions where the properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
the Company's operations and those of the owners and operators of the properties underlying its interests may be negatively impacted by the effects of the spread of illnesses or other public health emergencies;
•
the Company's dependence on key management personnel; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in this Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligation to update Forward-Looking Statements, except as required by applicable law.

Please see “Item 3. Key Information – D. Risk Factors” in the Annual Report for further information regarding key risks faced by the Company.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.